BY EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

October 12, 2011	Matthew D. Bloch +1 212 310 8165 matthew.bloch@weil.com

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Charles Lee

Re: Registration Statement on Form S-3 of Susser Holdings Corporation Filed October 12, 2011

Ladies and Gentlemen:

On behalf of Susser Holdings Corporation (the “Company”) please accept for filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-3 (the “Registration Statement”) relating to the registration of 6,604,882 shares of the Company’s outstanding common stock par value $0.01 per share.

On September 28, 2011, the Company filed Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its registration statement on Form S-3 (File No. 333-162851) (the “Prior Registration Statement”), which became effective on May 25, 2010, with the Commission. In response to a discussion with the Staff of the Commission, please be advised that the Company has filed a Form AW, withdrawing the Post-Effective Amendment. Pursuant to Rule 429 of the Securities Act, the prospectus contained in the Registration Statement will be used as a combined prospectus in connection with the Registration Statement and the Prior Registration Statement. The Registration Statement is a new registration statement and also constitutes Post-Effective Amendment No. 1 to the Prior Registration Statement. Such Post-Effective Amendment will become effective concurrently with the effectiveness of the Registration Statement in accordance with Section 8(c) of the Securities Act.

Please note that the Company has elected to identify the selling securityholders in the prospectus that is part of the Registration Statement.

Additionally, please note that in response to the discussion with the Staff of the Commission, the Company has filed an new legal opinion as Exhibit 5 to the Registration Statement.

Please contact the undersigned at (212) 310-8165 with any questions or comments concerning the above or the Registration Statement generally.

Very truly yours,

/s/ Matthew D. Bloch

Matthew D. Bloch